Exhibit 24(b)4(f)

Hospital, Medical Care and Terminal Illness

Waiver Endorsement

Minnesota Life Insurance Company

[Annuity Services ● A1-9999] ● [400 Robert Street North ● St. Paul, Minnesota 55101-2098]

[1-800-362-3141] ● [Fax 651-665-7942] ● [securian.com]

This endorsement is attached to and made part of this contract as of the Contract Date. Terms not defined in this endorsement have the meaning given to them in the contract to which this endorsement is attached. To the extent any of the provisions contained in this endorsement are contrary to or inconsistent with those of the contract, the provisions of this endorsement will control.

THIS ENDORSEMENT CONTAINS A BENEFIT TO WAIVE DEFERRED SALES CHARGES UNDER QUALIFYING HOSPITAL, MEDICAL CARE, AND TERMINAL CONDITION EVENTS.

Endorsement Provisions

Under this endorsement, any deferred sales charges that would otherwise apply will be waived when:

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A withdrawal or surrender is requested any time after the first Contract Anniversary if you are confined to a hospital or medical care facility for at least 90 consecutive days. The request must be made while you are still confined or within 90 days after the discharge from a hospital or medical care facility after a confinement of at least 90 consecutive days. If it was not reasonably possible to submit a Written Request in the time required, we shall not reduce or deny your request for this reason. In any event, the Written Request must be given no later than one year from the time specified unless you are legally incapacitated. Medical care facility means a facility operated pursuant to law or any state licensed facility providing medically necessary inpatient care which is: (a) prescribed by a licensed Physician in writing; and (b) based on physical limitations which prohibit daily living in a non-institutional setting.

•

A withdrawal or surrender is requested any time after the first Contract Anniversary if you are diagnosed with a terminal condition. Terminal condition is an injury or illness: (a) diagnosed by a licensed Physician; and (b) expected to result in death within 12 months.

For purposes of these provisions, we must receive a Written Request documenting your confinement or terminal condition in writing. If any additional information is required, we will notify you within 10 days of receipt of your request. If you do not receive a request for additional information within 10 days, you may assume you have satisfied our requirement for documentation. These provisions will not apply to any withdrawal taken prior to the date we receive satisfactory proof. Physician means: (a) a licensed medical doctor (MD) or a licensed doctor of osteopathy (DO) practicing within the scope of his or her license; and (b) not you, the Annuitant, or a member of either the Annuitant’s or your immediate family. If the Owner is changed subject to the provisions of this contract, a one-year waiting period will apply before the new Owner is eligible for these waivers.

We will notify you in writing if your request to waive the deferred sales charge has been denied. At that time you may choose to accept or cancel the requested withdrawal or surrender, including any deferred sales charge.

This waiver will terminate upon termination of the contract. If you are eligible to receive waiver benefits at the time of contract termination, your right to this waiver will still apply and the applicable deferred sales charges will be waived.

GARY R. CHRISTENSEN	CHRISTOPHER M. HILGER
Secretary	President

ICC19-70510	[A123456] Minnesota Life 1